SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

January 7, 2004

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangle Building
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached to the Registrant’s Form 6-K, and incorporated by reference herein is the Registrant’s press release dated January 5, 2004, announcing that the Registrant completed the sale of SDP business to Kodak.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

January 7, 2004

NEWS

FOR IMMEDIATE RELEASE

Scitex Corporation Completes the Sale of SDP Business to Kodak

* Board of Directors Announces a Planned $2.75 Per Share Cash Distribution to Shareholders
* Scitex Retains $135 million in Cash
* Raanan Cohen Appointed Interim President and CEO of Scitex Corporation

Tel Aviv, Israel – January 5, 2004. Scitex Corporation Ltd. (Nasdaq & TASE: SCIX), announced today the closing of the previously disclosed sale of the business of Scitex Digital Printing, Inc. (SDP) to Eastman Kodak Company (NYSE: EK). In addition, effective today, Raanan Cohen has been appointed as interim President and Chief Executive Officer of Scitex Corporation, replacing Mr. Nachum (Homi) Shamir who will be joining Kodak in connection with the transaction.

Sale of SDP to Kodak

Under the terms of the purchase agreement, Kodak acquired from Scitex substantially all the assets of SDP, a wholly-owned US subsidiary of Scitex and a leader in ultra-high-speed digital printing technology, for $250 million in cash and assumed substantially all of SDP’s liabilities related to the ongoing business. In addition, as part of the transaction, Scitex retained $12 million of SDP’s cash balance at closing. In the first quarter of 2004, Scitex expects to recognize a capital gain (net of taxes) in its financial statements of approximately $60 million as a result of the closing of the transaction.

Ami Erel, President and CEO of Discount Investment Corporation Ltd. (DIC) and Chairman of Scitex Corporation, commented: “Following the sale of SDP, Scitex Vision becomes Scitex’s sole major subsidiary. I am confident that Mr. Dov Ofer, President and CEO of Scitex Vision, will continue to lead Scitex Vision to a successful future. In light of Scitex’s strong cash position following the SDP sale, we believe that we will further enhance shareholder value with our planned cash distribution and with the retention of sufficient funds to allow us to consider investments that will build a successful future for Scitex.”

Mr. Avi Fischer, Deputy Chairman of IDB Holding Corporation Ltd., Co-CEO of Clal Industries and Investments Ltd. and a member of Scitex’s Board of Directors, added: “I would like to take this opportunity to thank the management and employees of SDP for their invaluable contributions to the company throughout the years, and wish them all success in their new roles with Kodak. I am also pleased to announce the appointment of Mr. Shamir as a member of the Board of Directors of Scitex, enabling Scitex to benefit from his continued assistance and involvement in the future.”

Raanan Cohen nominated as an Interim President and CEO

Raanan Cohen has been a member of the Board of Directors of Scitex since the end of 2001. He currently serves and will continue to serve as Vice President of DIC, one of Scitex’s principal shareholders. He is a director of a number of other companies within the DIC group, including Cellcom Israel Ltd. and Property & Building Corporation Ltd. Prior to joining DIC in 1999, Mr. Cohen worked at McKinsey & Company, Inc. in London as a management consultant and before that he was an attorney with S. Horowitz & Co. Mr. Cohen holds a masters degree in management from J.L. Kellogg Graduate School of Management of Northwestern University, and degrees in law and in economics from Tel Aviv University.

$2.75 Per Share Cash Distribution to Shareholders

The Board of Directors of Scitex today also announced a planned distribution to shareholders of approximately $2.75 per share (a total of approximately $118 million), applying a portion of the net proceeds from the SDP sale. Distributions to shareholders will be subject to applicable withholding taxes. The balance of the funds from the SDP transaction will be used for general corporate purposes, including fulfilment of Scitex’s tax and other obligations in the United States. The cash distribution to shareholders is subject to the satisfaction of certain conditions, including the approval of Scitex’s shareholders and of the Israeli District Court. There can be no assurance if and when such conditions will be satisfied. Scitex intends to convene a special shareholders’ meeting as soon as practicable to seek approval for the cash distribution. Details of this meeting, including the date and location of the meeting and the record date for shareholders entitled to vote at this meeting, will be announced shortly.

Upon satisfaction of all of the conditions to the distribution, the Board of Directors will declare the distribution and Scitex will issue a press release announcing the final per share distribution amount, the record date for shareholders entitled to receive the distribution, and the distribution date.

Scitex’s expected cash balance following the closing, the payment of transaction-related taxes and expenses and the planned cash distribution to shareholders (including cash retained at Scitex’s US subsidiaries, but excluding $25 million retained in custodial accounts in connection with the transaction) is approximately $135 million.

About Scitex Corporation Ltd.

Scitex Corporation Ltd. is a leader in industrial inkjet digital printing solutions. Scitex shares trade on Nasdaq and The Tel Aviv Stock Exchange under the symbol “SCIX”. For more information, please visit our Web site at www.scitex.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond the Company’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, (1) risks in product and technology development, (2) market acceptance of new products and continuing product demand, (3) the impact of competitive products and pricing, (4) changes in domestic and foreign economic and market conditions, (5) timely development and release of new products by strategic suppliers, (6) the impact of the Company’s accounting policies, (7) risks relating to the integration of new businesses, (8) uncertainty of outcome of shareholders litigation, and (9) the other risk factors detailed in the Company’s most recent annual report and other filings with the US Securities and Exchange Commission. Except as may be required by law, the Company does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions Which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd.

Yahel Shachar
Scitex Corporation Ltd.
Chief Financial Officer
Tel: +972.3.607.5744
Fax: +972.3.607.5756
Email: yahel.shachar@scitex.com